Filed by Bookham Technology plc
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: New Focus, Inc.
Commission File No.: 333-109904

This filing relates to a proposed merger between Bookham Technology plc ("Bookham") and New Focus, Inc. ("New Focus") pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On November 3, 2003, Bookham and New Focus issued the following press release.

Bookham Technology Announces HSR Clearance of Acquisition of New Focus

Oxfordshire, UK and San Jose, CA, USA—November 3, 2003:    Bookham Technology plc ("Bookham") (LSE: BHM, NASDAQ: BKHM), a leading provider of optical components, modules and subsystems for fiber optic communication networks, and New Focus, Inc. ("New Focus") (NASDAQ: NUFO), a leading provider of photonics and microwave solutions to non-telecom diversified markets, today announced that the U.S. Federal Trade Commission has granted early termination of the antitrust waiting period under the Hart-Scott-Rodino ("HSR") Antitrust Improvements Act.

On September 22, 2003, Bookham Technology announced the signing of a definitive agreement under which Bookham will acquire New Focus. HSR clearance was one condition to completion of the acquisition.

About Bookham Technology:

Bookham Technology (London:BHM.L—News) (NasdaqNM:BKHM—News) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1700 people worldwide. More information on Bookham Technology is available at http://www.bookham.com Bookham and ASOC are registered trademarks of Bookham Technology plc.

About New Focus:

New Focus develops and manufactures innovative photonics and microwave solutions for diversified markets, including the semiconductor, defense, research, industrial, biotech/medical and telecom test and measurement industries. New Focus's product portfolio includes tunable lasers for test and measurement applications, advanced photonics tools, and high-speed radio-frequency microwave amplifiers. Founded in 1990, the company is a leader in the development of advanced optical and RF products for the commercial and research marketplaces. The company is headquartered in San Jose, California. For more information about New Focus visit the company's Internet home page at http://www.newfocus.com, call our Investor Relations Department at 408-919-2736, or e-mail us at investor@newfocus.com.

Additional Information And Where To Find It:

On October 22, 2003, Bookham Technology, Inc. filed a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham

Technology and New Focus and this Registration Statement on Form F-4 contains a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. filed in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology's Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.

Statements in this press release regarding the proposed transaction between Bookham and New Focus and the expected timetable for completing the transaction constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability, or factors affecting each parties obligations, to consummate the transaction, and the other factors described in Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, and New Focus's Annual Report on Form 10-K for the year ended December 29, 2002 and New Focus's most recent quarterly report filed with the SEC and Bookham's most recent current reports on Form 6-K submitted to the SEC. Bookham and New Focus disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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Enquiries:

Giorgio Anania Steve Abely Sharon Ostaszewska	Bookham Technology plc	+ 44 (0) 1235 837000
William L Potts, Jr.	New Focus, Inc	+1 (408) 919 5384